SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ACT Teleconferencing, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

000955104
(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott
1899 Wynkoop, Suite 800
Denver, Colorado 80202
(303) 392-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 000955104

1.           Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              NewWest Mezzanine Fund LP

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

              (A)  X

              (B)

3.           SEC Use Only

4.           Source of Funds (See Instructions)     WC

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.           Citizenship or Place of Organization     Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	541,667 541,667

11.           Aggregate Amount Beneficially Owned by Each Reporting Person    541,667

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.           Percent of Class Represented by Amount in Row (11)    3.6%

14.            Type of Reporting Person (See Instructions)     PN

CUSIP No. 000955104

1.           Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Touchstone Capital Group, LLLP

2.            Check the Appropriate Box if a Member of a Group (See Instructions)

              (A)  X

              (B)

3.            SEC Use Only

4.           Source of Funds (See Instructions)     OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.            Citizenship or Place of Organization     Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	541,667 541,667

11.            Aggregate Amount Beneficially Owned by Each Reporting Person     541,667

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.           Percent of Class Represented by Amount in Row (11)     3.6%

14.            Type of Reporting Person (See Instructions)     PN

CUSIP No. 000955104

1.           Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               KCEP Ventures II, L.P.

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

              (A)  X

              (B)

3.          SEC Use Only

4.           Source of Funds (See Instructions)     WC

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.           Citizenship or Place of Organization     Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	916,667 916,667

11.           Aggregate Amount Beneficially Owned by Each Reporting Person     916,667

12.            Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.            Percent of Class Represented by Amount in Row (11)     5.9%

14.            Type of Reporting Person (See Instructions)     PN

CUSIP No. 000955104

1.            Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              KCEP II, L.C.

2.            Check the Appropriate Box if a Member of a Group (See Instructions)

              (A)  X

              (B)

3.            SEC Use Only

4.            Source of Funds (See Instructions)     WC

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.            Citizenship or Place of Organization     Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	916,667 916,667

11.            Aggregate Amount Beneficially Owned by Each Reporting Person      916,667

12.            Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.            Percent of Class Represented by Amount in Row (11)     5.9%

14.            Type of Reporting Person (See Instructions)     OO

CUSIP No. 000955104

1.            Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Convergent Capital Partners I, L.P.

2.            Check the Appropriate Box if a Member of a Group (See Instructions)

              (A)  X

              (B)

3.            SEC Use Only

4.            Source of Funds (See Instructions)     WC

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.            Citizenship or Place of Organization     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	541,667 541,667

11.            Aggregate Amount Beneficially Owned by Each Reporting Person     541,667

12.            Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.            Percent of Class Represented by Amount in Row (11)     3.6%

14.            Type of Reporting Person (See Instructions)     PN

CUSIP No. 000955104

1.            Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Convergent Capital, LLC

2.            Check the Appropriate Box if a Member of a Group (See Instructions)

              (A)  X

              (B)

3.            SEC Use Only

4.            Source of Funds (See Instructions)     WC

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.            Citizenship or Place of Organization     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	541,667 541,667

11.            Aggregate Amount Beneficially Owned by Each Reporting Person    541,667

12.            Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.            Percent of Class Represented by Amount in Row (11)     3.6%

14.            Type of Reporting Person (See Instructions)     PN

Introductory Statement

           This amended statement on Schedule 13D relates to the Common Stock, no par value per share (the “Common Stock”) of ACT Teleconferencing, Inc., a Colorado corporation (“ACT”). This amendment is filed by (i) NewWest Mezzanine Fund, LP, a Colorado limited partnership (“NewWest”), by virtue of its direct ownership of warrants to acquire Common Stock, and by Touchstone Capital Group LLLP, a Colorado limited liability limited partnership (“Touchstone”), by virtue of being the sole general partner of NewWest, (ii) KCEP Ventures II, L.P., a Missouri limited partnership (“KCEP Ventures”), by virtue of its direct ownership of warrants to acquire Common Stock, and by KCEP II, L.C., a Missouri limited company (“KCEP”), by virtue of being the sole general partner of KCEP Ventures, and (iii) Convergent Capital Partners I, L.P., a Delaware limited partnership (“Convergent”), by virtue of its direct ownership of warrants to acquire Common Stock, and by Convergent Capital, LLC, a Delaware limited liability company (“Convergent Capital”), by virtue of being the sole general partner of Convergent. NewWest, KCEP Ventures and Convergent are collectively referred to as the “Reporting Persons.” Items 5, 6 and 7 of the statement on Schedule 13D previously filed by the Reporting Persons are amended as follows.

Item 5.    Interest in Securities of the Issuer

No change except for the addition of the following:

As a result of issuances of Common Stock by ACT on February 20, 2004:

(i) the warrants to acquire 541,667 shares of Common Stock directly beneficially owned by NewWest currently constitute approximately 3.6% of the sum of (i) the 13,121,764 shares of Common Stock outstanding as of January 31, 2004, according to ACT's Registration Statement on Form S-3 filed on February 13, 2004, plus the 1,500,000 shares of Common Stock issued by ACT on February 18, 2004 according to ACT's current report on Form 8-K filed on February 24, 2004 and (ii) the Common Stock issuable upon exercise of such warrants;

(ii)     the warrants to acquire 916,667 shares of Common Stock directly beneficially owned by KCEP Ventures currently constitute approximately 5.9% of the sum of (i) the 13,121,764 shares of Common Stock outstanding as of January 31, 2004, according to ACT's Registration Statement on Form S-3 filed on February 13, 2004, plus the 1,500,000 shares of Common Stock issued by ACT on February 18, 2004 according to ACT's current report on Form 8-K filed on February 24, 2004, and (ii) the Common Stock issuable upon exercise of such warrants; and

(iii) the warrants to acquire 541,667 shares of Common Stock directly beneficially owned by Convergent currently constitute approximately 3.6% of the sum of (i) the 13,121,764 shares of Common Stock outstanding as of January 31, 2004, according to ACT's Registration Statement on Form S-3 filed on February 13, 2004, plus the 1,500,000 shares of Common Stock issued by ACT on February 18, 2004 according to ACT's current report on Form 8-K filed on February 24, 2004, and (ii) the Common Stock issuable upon exercise of such warrants.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change except for the addition of the following:

The Note Agreement and the Warrant Agreement previously filed as exhibits to this statement have been amended by the Fifth Amendment and Waiver effective as of February 20, 2004, a copy of which is attached as an exhibit to this statement.

Item 7.     Material to be Filed as Exhibits

No change except for the addition of the following:

Exhibit Number	Description
14	Fifth Amendment and Waiver effective as of February 20, 2004 among ACT, the Reporting Persons and certain other parties.
Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWWEST MEZZANINE FUND LP
By Touchstone Capital Group LLLP, General Partner
TOUCHSTONE CAPITAL GROUP LLLP

/s/ David L. Henry
By David L. Henry, Managing General Partner of Touchstone Capital Group LLLP

Date: February 24, 2004

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KCEP VENTURES II, L.P. By KCEP II, LC, General Partner KCEP II, LC, /s/ Terry Matlack By Terry Matlack, Managing Director of KCEP II, LC

Date: February 24, 2004

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERGENT CAPITAL PARTNERS I, L.P. By Convergent Capital, LLC, General Partner CONVERGENT CAPITAL, LLC /s/ Keith S. Bares By Keith S. Bares, Executive Vice President of Convergent Capital, LLC

Date: February 24, 2004